March 25, 2026

Tien-Li Lee, M.D.
Chief Executive Officer
Aardvark Therapeutics, Inc.
4370 La Jolla Village Drive, Suite 1050
San Diego, CA 92122

       Re: Aardvark Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 23, 2026
           File No. 333-294537
Dear Tien-Li Lee, M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Samantha H. Eldredge, Esq.